EXHIBIT 6b

Product Development and Marketing Agreement

This Product Development and Marketing Agreement ("Agreement") is made and effective this July 17, 2001 by and between Advanced Environmental Technology Inc. ("AET"), a Delaware Corporation located at 32872 Bluffside Drive, Dana Point, California 92629 and Cal-Bay Controls Inc. ("CBC"), a Nevada Corporation located at 1582 Parkway Loop, Suite G, Tustin, California 92780.

The purpose of this agreement is to define the manner in which AET and CBC will jointly develop, market and sell NIRX technology based explosive substance detectors ("Products") into the military, police, airport, industrial, environmental and other markets ("Market"),

The parties desire to define their mutual rights and obligations during the period of this effort.

NOW, THEREFORE, it is agreed:

1. General Duties.

In connection with this agreement, the parties agree to the following mutual duties:

AET Duties

AET will provide part time personnel when they are available on-site at AET's facilities in California or Iowa to assist CBC to research, develop, and test the detectors. During the development period of 1 year from the date of this agreement, AET assistance will be as available outside the normal duties of the AET demil business.

AET will provide space in Bldg 600-84 at Iowa when it is available. Equipment may be stored at the facility.

AET shall act as prime contractor for the Products and will be the party to purchase base units and negotiate the rights to the Market with the developer of MRX Technology, NUMA Inc. This will not occur until the equipment has been proven to the satisfaction of AET.

AET will provide Market contacts and introductions into the explosives, military and other markets. This will not occur until the equipment has been proven to the satisfaction of AET.

CBC Duties

CBC shall act as the sales and marketing group for the MRX.

CBC agrees to develop the Products on an exclusive basis with AET and supply the funding for AET to purchase the base MRX units from NUMA.

CBC shall provide the technical development at their cost for the Project by customizing the base

MRX unit into a commercially viable explosive detection unit that identifies the basic eight trace explosive substances as defined by AET for the Market.

Patents

AET and CBC will jointly own 50% of any new patents filed regarding the Products. The patents will be owned jointly by the companies and may only be used to further the sales of the Detector Products unless the parties jointly agree to another use.

CBC will prepare and file all the patent(s) for explosive detection products. CBC also agrees to prepare and file and acquire all regulatory applications for certification required to market the units.

Profits

AET and CBC will split the sales profit margin fifty-fifty (50% each) using the GAAP method (General Accepted Accounting Practices), The companies will jointly agree on which costs and overheads from the respective companies are applicable to the development and marketing of the Products.

2. Marketing Procedures

AET and CBC agree to jointly market the Products as provided in this Agreement

Any negotiated terms between AET and NUMA & AET and Customer(s) will be passed through to CBC commensurate with CBC's percentage profit in this agreement.

AET and CBC agree to share information with respect to product distribution channels, methods of distribution, competitive information and any other information that can be disclosed without violating any Law or breaching any obligations of confidentiality.

CBC will provide, at the earliest practical date, information about product development, new Products or modification to existing Products jointly marketed pursuant to this Agreement.

AET and CBC will share information with respect to sales leads.

CBC will provide technical personnel and detection units or other models of Products to AET for sales demonstration requirements.

AET and CBC will mention or include the other party's products in advertisements, brochures, promotion and press releases related to these products.

AET and CBC will share information with respect to trade shows, seminars and meetings, which may be beneficial to the other party.

AET and CBC will advise the other party about ideas or recommendations for new products or enhancements to existing Products, which may be appropriate for the other party's product lines.

AET agrees to include CBC as a joint partner for consideration in future projects and additional markets.

3. Future Marketing Efforts

The parties agree that the following activities will be executed after AET has determined that the technology actually works, is viable,'- is proven, has been tested and will be accepted in the market place. Future efforts will only be under taken when both parties agree that their respective companies can afford to finance the activity.

Trade shows. The parties will register for jointly determined trade shows. The parties shall jointly share the cost of registration and participation in the trade show; transportation, preparation, construction and removal of a booth at the trade show; and reasonable related expenses, such as cost of refreshments and other items not specific to the Products. Each party shall separately pay its own cost for transportation of its samples, demonstration units or products to the trade show, travel, lodging and meals for representatives at the trade show and special or extra customer meetings or entertainment. The parties agree to jointly staff the trade show booth at all times.

Advertising. AET and CBC may choose to select an advertising agency and shall jointly pay the expenses related to preparation of at least one advertisement, which shall equally promote the Products, Nothing shall prevent the selection of an advertising agency, which represents or has .represented either one of the parties. The parties shall share evenly in the amount paid to the advertising agency for the joint advertisement. After the joint advertisement is prepared, each party shall have the equal right to utilize the advertisement in the media of its choice without limitation, provided that each party shall pay one-half of the cost of advertisement during the Initial Term. Additional joint advertisements may be prepared if agreed to by both parties.

Press Releases. The parties shall jointly prepare and issue periodic press releases announcing the Joint Teaming Agreement and a joint marketing program generally promoting the Products. Any press release, which refers to the other party or its detector products, must be approved by the other party prior to release.

4. Confidentiality.

During this Agreement, all business and technical information disclosed by the parties is confidential including business plans, marketing plans, financial statements, competitive analysis, market research, Product development plans, computer Programs, designs, and models.

Each party agrees that it will maintain the Confidential Information of the other party in confidence and shall use such information only for the purposes of this Agreement. Confidential Information may be disclosed by a receiving party within its organization only to specific employees who have a need to know such information for the purposes of this Agreement and who have agreed in writing not to disclose it. The obligations of each party in this section shall continue for a period 3 yearsfollowing the expiration or termination of the Agreement. The obligations of this section shall not apply to any information that is already in the public domain.

5. Conflicts.

During this Agreement and for a period of 3 years thereafter, each party agrees that it will not engage in any marketing, promotion, advertising or sales effort, individually or jointly, with respect to any product that is competitive with the other party's Product or with respect to any entity that markets, promotes or sells a product in competition with the other party. Nothing herein shall prevent either party from engaging in any activity that promotes any other product or entity that does not compete with the other party or its products.

6. Term and Termination.

A. The "Initial Term" of this Agreement shall start on July 17, 2001 and shall end on July 17, 2004. At least sixty (60) days prior to the end of the Initial Term or any renewal term as provided herein, the parties should each notify the other as to whether it desires to renew this Agreement. If either party notifies the other that it does not desire to continue this Agreement, then the Agreement shall end upon the expiration of the Initial Term or renewal term. If, however, both parties desire to renew the Agreement, then the parties shall meet to confer and determine the following:

(i) their specific duties for the renewal term in lieu of the specific duties set forth in Section 2 herein as applicable to the preceding Initial Term or renewal term;

(ii) the period for the renewal term; and

(iii) any other proposed amendments. If the parties fail to agree on all of the foregoing items before end of the Initial Term or renewal term, then this Agreement shall expire as of the end of the Initial Term or the renewal term. If the parties agree to all of the foregoing items, then the Agreement will continue with such specific duties and other amendments for the renewal term agreed upon.

B, This Agreement may be terminated at any time upon the occurrence of any of the following events:

(i) if a party files a petition of bankruptcy, is insolvent, makes an assignment for benefit of creditors or if a trustee or receiver is appointed for a party, and such remaining of the foregoing remains undismissed for a period of sixty (60) days.

(ii) either party shall cease to do business, or either party ceases to market the Products.

7. Final Agreement.

This Agreement terminates and supersedes all prior understandings or agreements on the subject matter hereof Only a further writing that is duly executed by both parties may modify this Agreement.

8. Severability.

If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.

9. Notices.

Any notice required by this Agreement or given in connection with it, shall be in writing and shall be given to the appropriate party by personal delivery or by certified mail, postage prepaid, or recognized overnight delivery service;

If to AET:32872 Bluffside Drive, Dana Point, California 92629

And if to CBC: 1582 Parkway Loop, Suite G, Tustin, California 92780

10. Governing Law and Arbitration.

A. This Agreement shall be construed and enforced in accordance with the laws of the state of California.

B. The parties agree that they will use their best efforts to amicably resolve any dispute arising out of or relating to this Agreement. Any dispute that cannot be resolved amicably shall be settled by final binding arbitration in accordance with the rules of the American Arbitration Association and judgment upon the award rendered by the arbitrator or arbitrators may be entered in any court having jurisdiction thereof. Any such arbitration shall be conducted in the mutual offices in Orange County, California, or the parties may mutually agree upon such other place. Within fifteen (15) days after the commencement of the arbitration, each party shall select one person to act as arbitrator, and the two arbitrators so selected shall select a third arbitrator within ten (10) days of their appointment. Each party shall bear its own costs and expenses and an equal share of the arbitrator's expenses and administrative fees of arbitration.

11. No Assignment.

Neither party shall assign this Agreement or any interest or obligation herein without the prior written consent of the other party.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

AET CBC

/s/ Ron Gregg 7-24-01 /s/ Robert Thompson 7-24-01

Ron Gregg, President Date Robert Thompson, President Date